Filed by Vanguard Natural Resources, LLC

Commission File No. 001-33756

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: LRR Energy, L.P.

Commission File No. 001-35344

This filing relates to a proposed business combination (the “Merger’) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and LRR Energy, L.P. (“LRE”), a Delaware limited partnership.

Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of LRE that also constitutes a preliminary prospectus of Vanguard. A definitive proxy statement/prospectus will be sent to security holders of LRE seeking their approval with respect to the proposed Merger. Vanguard and LRE also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other documents filed by Vanguard and LRE with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by LRE will be available free of charge on LRE’s internet website at http://www.lrrenergy.com or by contacting LRE’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRE, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding LRE’s directors, executive officers and other members of their management and employees in LRE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and LRE and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, LRE or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and LRE’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or LRE; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and LRE’s credit agreements; the ability of Vanguard and LRE to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Vanguard’s and LRE’s Annual Reports on Form 10-K for the period ended December 31, 2014. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor LRE intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Acquisition of Eagle Rock Energy Partners, L.P. May 22, 2015

Forward Looking Statements Statements made by representatives of Vanguard Natural Resources, LLC during the course of this presentation that are not historical facts are forward looking statements . These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate . Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward looking statements . These include risks relating to the satisfaction of the conditions to closing of the acquisition, uncertainties as to timing, financial performance and results, our indebtedness under our revolving credit facility, availability of sufficient cash to pay our distributions and execute our business plan, prices and demand for oil, natural gas and natural gas liquids, our ability to replace reserves and efficiently develop our reserves, our ability to make acquisitions on economically acceptable terms and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward looking statements . See “Risk Factors” in our most recent annual report on Form 10 - K and Item 1 A . of Part II “Risk Factors” in our subsequent quarterly reports on Form 10 - Q and any other public filings and press releases . Vanguard Natural Resources, LLC undertakes no obligation to publicly update any forward looking statements, whether as a result of new information or future events . This presentation has been prepared as of May 22 , 2015 .

Key Conditions ▪ Customary closing conditions, including a vote of the Eagle Rock Energy unitholders and the Vanguard unitholders Transaction Value and Premium ▪ Total consideration of approximately $614 million ▪ Consideration includes assumption of EROC’s net debt of $140 million (1) ▪ Purchase price represents a 24% premium to EROC’s closing price on May 21, 2015 Transaction Overview 3 ▪ VNR to acquire Eagle Rock Energy by issuing 0.185 units of VNR for each EROC unit ▪ Implied purchase price of $3.05 per Eagle Rock Energy common unit based on Vanguard’s closing price on May 21, 2015 Consideration ▪ Closing anticipated in the third quarter of 2015 Timing (1) Includes $73 million of RGP unit value based on ~3.2 million RGP units owned as of March 31, 2015 and RGP unit price of $22.8 7. On April 30, 2015, RGP units were converted to ETP units per the ETP/RGP merger agreement.

Eagle Rock Energy Partners, L.P. Overview

- Publicly traded upstream MLP formed in May 2006 (NASDAQ: EROC) based in Houston, TX
- Owns operated and non-operated wells located in four significant regions: Mid-Continent, Alabama, Permian and East Texas/South Texas/Mississippi
- 318 Bcfe of estimated net proved reserves as of December 31, 2014
  - Reserves commodity mix: 53% gas, 21% oil and 26% NGL

Capitalization Table(1)

($ in millions)	
Equity Market Capitalization	$375
Net Debt	140
Enterprise Value	515

Asset Profile(2)

Mid-Continent Region

- Key producing areas: Golden Trend, Cana (Woodford), Springer, Verden field, Granite Wash, Cleveland, Arkoma
- Acreage: 150,314 net acres (97% HBP)
- 307 operated / 1,059 non-operated wells (84% / 8% WI, respectively)
- Proved reserves: 226.9 Bcfe (37% liquids)

Gulf Coast Region (Includes Alabama and East Texas/South Texas/Mississippi, or "ETX/STX/MS")

- Key producing areas: Big Escambia Creek, Flomaton, Fanny Church, Smackover formation, Jourdanton field, Atascosa county
- Acreage: 59,012 gross (29,653 net) acres
- 63 operated / 105 non-operated wells
- Proved reserves: 69.7 Bcfe (74% liquids)

Permian Region

- Key producing areas: Ward, Pecos and Crane counties
- Acreage: 22,666 net acres (96% HBP)
- 191 operated / 53 non-operated wells
- Proved reserves: 21.7 Bcfe (66% liquids)

Key Statistics(2)

Proved Reserves (Bcfe)	318
% Proved Developed	78%
Q1 2015 Production (MMcfe/d)	79.7
Total Proved Reserve Life (R/P)	12 years



Mid-Continent Region
Proved Reserves: 226.9 Bcfe
Avg. Prod. Rate (1): 52.5 MMcfe/d
% Oil / Gas (1): 47% / 53%
Net Acreage: 150,314
Op./Non-Op. Wells: 307/1,059
Average Operated WI: 84%
Alabama Area
Proved Reserves: 49.9 Bcfe
Avg. Prod. Rate (1): 16.7 MMcfe/d
% Oil / Gas (1): 80% / 20%
Net Acreage: 11,282
Op./Non-Op. Wells: 22/3
Average Operated WI: 73%
Gulf Coast Region
ETX / STX / MS Area
Proved Reserves: 19.8 Bcfe
Avg. Prod. Rate (1): 5.2 MMcfe/d
% Oil / Gas (1): 62% / 38%
Net Acreage: 18,371
Op./Non-Op. Wells: 41/102
Average Operated WI: 87%
Permian Region
Proved Reserves: 21.7 Bcfe
Avg. Prod. Rate (1): 5.2 MMcfe/d
% Oil / Gas (1): 72% / 28%
Net Acreage: 22,666
Op./Non-Op. Wells: 191/53
Avg. Operated WI: 95%
TOTAL UPSTREAM
Proved Reserves: 318.2 Bcfe
Probable Reserves: 99.4 Bcfe
Productive Wells (Op/Non-Op) (2): 561/1,217
1Q15 Average Production: 79.7 MMcfe/d
Net Acreage: 202,632

Note: Proved and probable reserves as of 12/31/14 based on SEC pricing.
(1) Based on 1Q15 Production.
(2) Well count based on gross operated and gross non-operated wells.

(1) Market data based on 5/21/2015 unit price of $2.45. Net debt includes $73 million of ETP unit value.
(2) Reserves based on 12/31/14 SEC reserve report. 12 year R/P ratio based of 2014YE reserves / LTM production as of 3/31/15.

4

VANGUARD NATURAL RESOURCES, LLC NASDAQ: VNR
THE MONTHLY DISTRIBUTION MLP

South Texas Attractive Operational Overlap VNR & LRE & EROC Combined 5 Anadarko & Arkoma Basins Permian Basin Gulf Coast Basin ANADARKO BASIN

Operational Metrics of Pro Forma Company Source: Management presentation, company investor presentations, company projections and company websites . (1) Reserves based on 12/31/14 SEC reserve report. (2) EROC Gulf Coast includes Alabama and ETX/STX/MS. 6 Vanguard LRR Energy PF Vanguard Reserves (1) by Category Q1 2015 Production by Region (2) Q1 2015 Revenue by Hydrocarbon 203 Bcfe 41 MMcfe/d $30 MM 515 MMcfe/d 2,553 Bcfe $146 MM 394 MMcfe/d $99 MM 2,031 Bcfe Eagle Rock Energy $18 MM 80 MMcfe/d PDP 64% PDNP 4% PUD 32% PDP 73% PDNP 15% PUD 12% PDP 72% PDNP 6% PUD 22% PDP 66% PDNP 5% PUD 29% 318 Bcfe Oil 36% Gas 56% NGL 8% Oil 69% Gas 24% NGL 7% Oil 45% Gas 29% NGL 17% Sulfur 9% Oil 42% Gas 47% NGL 9% Sulfur 2% Mid - Con 13% Permian 10% Green River 31% Piceance 26% Gulf Goast 6% Wind River 2% Powder River 6% Williston 2% Big Horn 4% Mid - Con 31% Permian 57% Gulf Goast 12% Mid - Con 66% Permian 6% Gulf Goast 28% Mid - Con 22% Permian 13% Green River 24% Piceance 20% Gulf Goast 10% Wind River 2% Powder River 4% Williston 2% Big Horn 3%

VNR: Strategic Rationale 7 ▪ Transaction adds attractive portfolio of mature, long - lived assets well - suited to upstream MLP structure ▪ Mature asset base with proved reserve life of 12 years ▪ Adds scale in Permian Basin and Mid - Continent region ▪ Provides exposure to high margin, liquids - weighted production and reserves ▪ Vanguard’s stated corporate strategy is to grow via accretive acquisitions to cash flow per unit ▪ Transaction is expected to be neutral in 2015 and accretive in 2016 and beyond ▪ Accretion is supported by ability to capture substantial G&A synergies ▪ Transaction expected to improve credit metrics in 2015 ▪ Eagle Rock’s low leverage will positively impact Vanguard’s debt metrics and credit profile ▪ Additional scale and diversity expected to be viewed favorably by both debt and equity markets ▪ Additional scale for pro forma entity in reduced commodity price environment ▪ Greater leverage of operating expenses over larger operating platform ▪ Elimination of duplicative public company expenses ▪ Reduced per unit field expenses from potential operational synergies in Permian and Mid - Continent ▪ Larger combined float with greater trading liquidity for unitholders

Pro Forma Capitalization and Liquidity
VNR + LRE + EROC



- Expected to improve 2014 and 2015 and beyond leverage metrics

Capitalization Table (3/31/15)

($ in millions)	Vanguard	LRR Energy	Eagle Rock	Pro Forma VNR
Cash	$15	$3	$0	$17
RGP Unit Value[1]	--	--	73	73
Credit Facility	1,330	240	162	1,732
7.875% Senior Notes due 2020	550	--	--	550
Term Loan	--	50	--	--
8.375% Senior Notes due 2019	--	--	51	51
Lease Financing Obligations	28	--	--	28
Total Debt	**1,908**	**290**	**213**	**2,361**
Member's Equity[2]				
Common and Class B Units	1,051	180	315	1,545
Series A Preferred Units	62	--	--	62
Series B Preferred Units	169	--	--	169
Series C Preferred Units	104	--	--	104
Total Member's Equity	**1,386**	**180**	**315**	**1,881**
Total Capitalization	**3,294**	**470**	**528**	**4,242**
Liquidity[3]	266	(40)	181	407
Metrics:				
Net Debt / 2014 EBITDA [4]	3.5x	3.4x	1.2x	3.0x
Net Debt / Capitalization	57%	61%	27%	54%
Net Debt / Proved Reserves ($ / Mcfe)	$0.93	$1.41	$0.44	$0.89
Net Debt / Proved Developed Reserves ($ / Mcfe)	$1.37	$1.62	$0.56	$1.26

(1) Based on ~3.2 million RGP units owned as of March 31, 2015 and RGP unit price of $22.87. On April 30, 2015, RGP units were converted to ETP units per the merger agreement.
(2) Member's equity as of March 31, 2015.
(3) Includes $4.5 million in outstanding letters of credit for Vanguard. Vanguard and LRR Energy borrowing base based on proposed Spring redetermination amounts of $1,600 million and $200 million, respectively. Pro forma Vanguard liquidity calculation includes the $50 million term loan being paid off via proceeds from ATM common unit sales. Eagle Rock liquidity includes RGP unit value. EROC borrowing base redetermined on 4/1/15 to $270 million.
(4) Includes pro forma impact of acquisitions completed by Vanguard during 2014.

8

VANGUARD NATURAL RESOURCES, LLC
THE MONTHLY DISTRIBUTION MLP

Hedges Mitigate Commodity Price Risk 9 Note : Hedge prices reflect a weighted average of swap prices, floor prices on collars and long put prices on three way collars . Assumes additional production from capital spending in 2015 and beyond . PF Natural Gas Hedges PF Oil Hedges ▪ Transaction modestly improves Vanguard’s hedge book, increasing weighted average price and volumes hedged 66% 34% 16% 17% 8% 19% 10% 6% 16% 41% 84% 83% $77.14 $83.27 $86.71 $84.95 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2015 2016 2017 2018 MBbls Swaps Three Way Collars Collars Puts Unhedged 83% 58% 25% 1% 11% 13% 16% 31% 62% $4.30 $4.35 $4.19 - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 2015 2016 2017 MMBtu Swaps Three Way Collars Unhedged

10 Information about the Proposed Merger and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy an securities or a solicitation of any vote or approval . In connection with the proposed merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S - 4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard . After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to ( i ) security holders of Eagle Rock seeking their approval with respect to the proposed merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed merger . Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction . INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER . Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC through the website maintained by the SEC at http : //www . sec . gov . Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http : //www . vnrllc . com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc . com or by phone at (832) 327 - 2234 . Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http : //www . eaglerockenergy . com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy . com or by phone at (281) 408 - 1203 . Participants in the Solicitation Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger . Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10 - K for the year ended December 31 , 2014 , which was filed with the SEC on March 2 , 2015 , Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20 , 2015 , and any subsequent statements of changes in beneficial ownership on file with the SEC . Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10 - K for the year ended December 31 , 2014 , which was filed with the SEC on March 2 , 2015 , Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31 , 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC . These documents can be obtained free of charge from the sources listed above . Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available . Forward - Looking Statements This communication includes “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 . All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward - looking statements . When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will,” “should,” “would” or “could,” or the negative thereof or variations thereon or similar terminology, are generally intended to identify forward - looking statements . It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company . Such forward - looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements . These risks and uncertainties include, but are not limited to : the ability to obtain unitholder approval of the proposed transaction ; the ability to complete the proposed transaction on anticipated terms and timetable ; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction ; the possibility that various closing conditions for the transaction may not be satisfied or waived ; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock ; declines in oil, NGL or natural gas prices ; the level of success in exploitation, development and production activities ; adverse weather conditions that may negatively impact development or production activities ; the timing of exploitation and development expenditures ; inaccuracies of reserve estimates or assumptions underlying them ; revisions to reserve estimates as a result of changes in commodity prices ; impacts to financial statements as a result of impairment write - downs ; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements ; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness ; ability to generate sufficient cash flows from operations to meet the internally - funded portion of any capital expenditures budget ; ability to obtain external capital to finance exploitation and development operations and acquisitions ; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing ; failure of properties to yield oil or gas in commercially viable quantities ; uninsured or underinsured losses resulting from oil and gas operations ; inability to access oil and gas markets due to market conditions or operational impediments ; the impact and costs of compliance with laws and regulations governing oil and gas operations ; ability to replace oil and natural gas reserves ; any loss of senior management or technical personnel ; competition in the oil and gas industry ; risks arising out of hedging transactions . Vanguard and Eagle Rock caution that the foregoing list of factors is not exclusive . Additional information concerning these and other risk factors are contained in Vanguard’s and Eagle Rock’s Annual Reports on Form 10 - K for the period ended December 31 , 2014 , subsequent Quarterly Reports on Form 10 - Q, recent Current Reports on Form 8 - K and other SEC filings, which are available on the SEC’s website, http : //www . sec . gov . Readers are cautioned not to place undue reliance on forward - looking statements, which speak only as of their dates . Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward - looking statements, whether as a result of new information, future events or otherwise .